ISSUER FREE WRITING PROSPECTUS Filed pursuant to Rule 433 Registration Statement No. 333-192326 Dated November 26, 2013

November 26, 2013

Press release

Turquoise Hill files final prospectus for rights offering

VANCOUVER, CANADA – Turquoise Hill Resources today announced that the Company has filed the final prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding amendment to its previously filed registration statement on Form F-10 with the US Securities and Exchange Commission (the “SEC”) outlining the details of a rights offering in which all existing shareholders, subject to applicable law, may participate on an equal, proportional basis in purchasing additional common shares. The offering is expected to raise approximately US$2.4 billion in gross proceeds. The Company intends to use the net proceeds from the rights offering to repay all amounts that will be outstanding under its US$1.8 billion interim funding facility and its secured US$600 million bridge facility with Rio Tinto, and to use any remaining proceeds for the continued funding of the Oyu Tolgoi Project, working capital, general administrative expenses and other corporate expenses.

As previously announced, in accordance with the Company’s August 2013 Memorandum of Agreement with Rio Tinto (the “2013 MOA”), as amended on November 14, 2013, Rio Tinto has agreed to provide a standby commitment pursuant to which Rio Tinto is required to acquire any Turquoise Hill common shares not taken up under the rights offering, subject to certain conditions, in consideration for a 3% standby commitment fee payable to Rio Tinto.

Key terms contained in the final prospectus for the rights offering include:

¡	Each Turquoise Hill shareholder will receive one transferable right for each common share owned as of December 6, 2013, the record date of the rights offering.

¡	Each right will entitle the holder to purchase one common share of Turquoise Hill.

¡	Each holder may choose a subscription price of either US$2.40 per share or CDN$2.53 per share. The US and Canadian subscription prices represent a discount of approximately 42% to the closing prices of US$4.16 on the NYSE and CDN$4.39 on the TSX on November 25, 2013.

¡	Approximately 1,006 million common shares are expected to be issued under the rights offering, which would represent 100% of Turquoise Hill’s current outstanding common shares.

¡	A rights offering prospectus will be mailed to each shareholder of record on or about December 11, 2013 and a rights certificate will be mailed to each registered shareholder as of the record date, subject to applicable law.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

¡	The rights offering will be open for exercise for 27 days from the date of mailing to shareholders and will expire at 5:00 p.m. Eastern Standard Time (EST) on January 7, 2014.

¡	Shareholders who do not wish to exercise their rights to buy new common shares under the offering will have the option of selling the rights that they receive from Turquoise Hill through the TSX, the NYSE or NASDAQ.

¡	Trading of the rights will begin on the TSX on December 4, 2013 and stop at noon (EST) on January 7, 2014. On the NYSE and NASDAQ, trading of the rights will begin on December 3, 2013 and stop at the close of trading on January 6, 2014. The rights will be listed for trading on the TSX under the symbol TRQ.RT. The rights will be admitted for trading on the NYSE and NASDAQ under the symbols “TRQ RT WI” and “TRQ.V”, respectively, until regular way trading on the NYSE and NASDAQ begins. Once regular way trading starts, the rights will trade on the NYSE and NASDAQ under the symbols “TRQ RT” and “TRQ.R”, respectively.

¡	Shareholders who do not exercise all of their rights will have their present ownership interests in Turquoise Hill reduced, as a percentage of the total outstanding common shares, as a result of the rights offering.

Turquoise Hill has filed a prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before shareholders invest, they should read the prospectus, the corresponding registration statement and other documents Turquoise Hill has filed with the Canadian securities regulatory authorities and the SEC for more complete information about the Company and the rights offering. Shareholders may obtain these documents free of charge by visiting SEDAR at www.sedar.com or EDGAR on the SEC Web site at www.sec.gov. Alternatively, Turquoise Hill will arrange to send the prospectus to shareholders if they request it by calling 1-604-688-5755.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any securities regulatory authority.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878) and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Forward-looking statements

Certain statements herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”,

“may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting satisfaction of the conditions for the completion of the Rights Offering and other transactions contemplated by the 2013 MOA; commencement and success of the Rights Offering; approval for listing of Rights, Common Shares and/or Standby Shares on the NYSE, NASDAQ or TSX; anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, the Standby Commitment not being terminated and any impact this may have on the ability and timing to repay the Interim Funding Facility and the New Bridge Facility and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi Project and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi Project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi Project and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi Project; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi Project.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi Project has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi Project will be delayed until matters with the Mongolian government can be resolved and a new timetable has been established. These delays can impact project economics.

The MD&A also contain references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this Prospectus, including the documents incorporated by reference herein, are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi Project, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. In addition, see “Cautionary Note to United States Investors”. Such estimates and statements are, in large part, based on the following:

•	Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•	Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•	Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Project and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•	Assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Project, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 25, 2013 in respect of the year ended December 31, 2012 (the “AIF”).

Readers are cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on our forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in the MD&A for the Company’s third quarter results are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in the MD&A are expressly qualified by this cautionary statement.

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